Dear Shareholder,

On behalf of the Board of Directors, I am pleased to provide an update on Amarc’s activities in preparation for the upcoming Annual General Meeting to be held on Thursday, September 27, 2007. Attached is a copy of proxy materials containing information regarding the business to be covered at the meeting, along with a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact the Investor Services department at 1-800-667-2114 or by email at info@hdgold.com.

During the fiscal year ending March 31, 2007, the Amarc team laid the groundwork for the extensive regional grassroots exploration programs that are now well underway in British Columbia. These current programs, having a minimum budget of $2.25 million, are being lead by an experienced twenty-person field crew. Exploration activities have already identified a number of very prospective drill targets, the majority of which have not seen any previous exploration activities. Additional high quality drill targets for follow-up are expected to be defined as works progress.

Exploration activities in British Columbia are focused over two extensive land holdings, the Sitlika Project and the Pinchi Project.

The Sitlika Project mineral claims, centered 110 kilometers northeast of Smithers, cover approximately 1,200 square kilometers. Infrastructure availability in this area is excellent. Gossanous metasedimentary and metavolcanic rocks of the potentially productive Sitlika assemblage occur throughout a 190-kilometer long belt. Geological targeting followed by grid based geochemical and geophysical programs are providing focused targets for drilling. Ongoing geological mapping has already identified several zones of copper-zinc mineralization with similarities to occurrences of copper and zinc-rich massive sulphide that are currently being exploited around the globe.

The Pinchi Project mineral claims, centered 110 kilometers northwest of Fort St. James, cover approximately 540 square kilometers. This project area also has good infrastructure. The focus of attention within the property block is a 185-kilometer long belt of carbonate-bearing sedimentary and volcanic rocks that has the potential to host carbonate replacement gold deposits. An extensive airborne geophysical survey over the entire belt has defined a number of prospective targets that are now being systematically assessed with grid-based geochemical, geophysical and geological surveys prior to drill targets being defined.

In addition to the grassroots exploration currently underway in British Columbia, Amarc is also evaluating base metal projects in favorable jurisdictions around the globe. The Company’s exploration and new project evaluation work is backed by Hunter Dickinson, a multi-disciplinary and accomplished group of mining professionals that has received industry wide recognition from the mining and business communities.

With a strong cash position, $7.7 million in its treasury, an experienced and knowledgeable team and a keen desire to succeed, Amarc is well positioned to make the next significant mineral discovery.

The upcoming shareholders’ meeting is an opportunity to respond to your comments and questions, and to provide further details of our exploration plans. I look forward to seeing you at the meeting.

Yours sincerely,

Ronald W. Thiessen
President, Chief Executive Officer and Director